
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

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AS
3/12

FORM X-17A-5
PART III

SEC FILE NUMBER
8-43788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to
Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALLIANCE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 BERKSHIRE LANE, SUITE 1060

(No and Street)

DALLAS,   **TEXAS**   **75225**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN H. GENDLER   **214-750-4400**
                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
                    (Name - If individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115,   **DALLAS, TEXAS**   **75240-4253**
       (Address)   (City)   (State)   (Zip Code)

SEC Mail Processing
Section

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

MAR 10 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

3/25/09

OATH OR AFFIRMATION

I, **STEVEN H. GENDLER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **ALLIANCE FINANCIAL GROUP, INC.** as of **DECEMBER 31, 2008,** are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

_____

_____

_____

Signature

JEREMY J. GRANT
Notary Public, State of Texas
My Commission Expires
January 27, 2010

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3)

ALLIANCE FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

CONTENTS

Hendricks, Graves and Associates, LLP

Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
DALLAS, TEXAS

We have audited the accompanying statement of financial condition of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 18, 2009

Members American Institute and Texas Society
of Certified Public Accountants

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 157,574	
Deposits with clearing organizations	67,003	
Receivable from broker-dealers	54,329	
Other receivables	12,000	
Prepaid expenses	2,693	
Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $25,782	29,589	
		$ 323,188

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$ 16,859	
Commissions payable	51,070	
Accrued expenses	37,473	
Federal income taxes payable	8,200	
Franchise tax liability	9,400	
Total liabilities		$ 123,002

STOCKHOLDERS' EQUITY:

Common stock, 10,000 shares of $1.00 par value authorized, 1,935 shares issued and outstanding	1,935	
Additional capital	202,565	
Accumulated deficit	(4,314)	
Total stockholders' equity		200,186
		$ 323,188

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

REVENUES:

Commissions	$1,689,907	
Other	357,556	
Total revenues		$2,047,463

COSTS AND EXPENSES:

Salaries, commissions and payroll taxes	1,253,580	
Clearance	143,158	
Communications	112,741	
Occupancy costs	102,644	
Other operating expenses	418,458	
Total costs and expenses		2,030,581

NET INCOME BEFORE PROVISION FOR INCOME TAXES   16,882

Provision for income taxes:

State franchise tax	8,177	
Federal income taxes	5,656	
Total provision for income taxes		13,833

NET INCOME $ 3,049

The accompanying notes are an integral part of the financial statement.

- 3 -

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balances at December 31, 2007	$ 1,935	$ 202,565	$(7,363)	$ 197,137
Net income			3,049	3,049
Balances at December 31, 2008	$ 1,935	$ 202,565	$(4,314)	$ 200,186

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2008

Balance at December 31, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2008	$	-0-

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES

Net Income $ 3,049

**Adjustments to reconcile net income to net
cash provided by operating activities:**

Depreciation	11,578	
Changes in operating assets and liabilities:		
Increase in accounts receivable	(10,000)	
Decrease in deposits with clearing organizations	30	
Decrease in receivable from broker-dealer	3,719	
Decrease in other receivable	19,269	
Increase in prepaid expenses	(2,693)	
Increase in accounts payable	8,353	
Increase in accrued liabilities	4,742	
Decrease in income taxes payable	(1,897)	
Increase in franchise tax liability	1,301	

Net cash provided by operating activities $ 37,451

INVESTING ACTIVITIES

Equipment acquisitions (1,563)

Increase in cash during year 35,888

Cash at December 31, 2007 121,686

Cash at December 31, 2008 $ 157,574

SUPPLEMENT INFORMATION:

State franchise tax paid $ 6,876

Federal income tax paid $ 7,553

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

A. COMPANY:

ALLIANCE FINANCIAL GROUP, INC., incorporated on November 14, 1986 in Texas, is a member of the Financial Industry Regulatory Authority (FINRA). The original name of the Corporation was EGV Securities, Inc. On May 13, 1991, the Company name was changed to **ALLIANCE FINANCIAL GROUP, INC.**

The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Accounts Receivable** - The Company evaluates the collectability of accounts receivable. Amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made.

4. **Securities** - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

5. **Income Taxes** — Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax payable primarily arises from the differences between the accrual basis of accounting used for financial statement purposes and the cash basis of accounting used for federal income tax reporting. The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

(Continued)

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd):

6. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets in the balance sheet approximate fair value.

D. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $157,403, which was $107,403 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.78 to 1.

E. LEASING ARRANGEMENTS:

For the year ended December 31, 2008, rental payments on operating leases for office facilities totaled $86,742. At December 31, 2008, minimum annual rental commitments are:

Years ended December 31:		
	2009	$ 85,816
	2010	87,539
	2011	89,061
	2012	62,159
		$ 324,575

(Continued)

F. AFFILIATED ENTITIES TRANSACTIONS:

An entity affiliated through common ownership and management provides management and consulting services to the Company. During the year ended December 31, 2008, payments to the affiliated entity totaled $30,000.

Office facilities are leased from an entity, affiliated through common ownership and management. Rent payments to the affiliated entity during the year ended December 31, 2008, totaled $120,000.

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
DALLAS, TEXAS

We have audited the accompanying financial statements of **ALLIANCE FINANCIAL GROUP, INC.** as of and for the year ended December 31, 2008, and have issued our report thereon dated February 18, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates, LLP

February 18, 2009

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital $ 200,186

Add:
    Other deductions or allowable credits - 0 -

Total capital and allowable subordinated liabilities 200,186

Deductions and/or charges:
    Non-allowable assets 42,783

Net capital before haircuts on securities positions 157,403

Haircuts on securities (computed, where applicable,
    pursuant to rule 15c3-1(f)) - 0 -

Net Capital $ 157,403

Aggregate Indebtedness $ 123,002

(Continued)

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2008

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 8,204
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 107,403
Excess net capital at 1000%	$ 145,103
Ratio of aggregate indebtedness to net capital	0.78 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 163,332
Audit adjustments	(5,929)
Net capital	$ 157,403

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms: First Southwest Company
                               Southwest Securities, Inc.
                               RBC Capital Markets Corporation

ALLIANCE FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
DALLAS, TEXAS

In planning and performing our audit of the financial statements and supplemental schedules of **ALLIANCE FINANCIAL GROUP, INC.,** for the year ended December 31, 2008, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3.   Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 18, 2009

ALLIANCE FINANCIAL GROUP, INC.

Dallas, Texas

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

HENDRICKS, GRAVES AND ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
DALLAS, TEXAS